FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces 14 Day Suspension of Operations at Island Gold and Provides Update on Other COVID-19 Measures

Toronto, Ontario (March 24, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today provided an update on the measures it has instituted to prevent the spread of COVID-19 including a 14 day suspension of operations at Island Gold.
To date, Alamos has not had any confirmed cases of COVID-19 among any of its employees or contractors and has not experienced any impact to its operations or its supply chain. Over the past two weeks, the Company has instituted a number of measures to help prevent the spread of COVID-19 and protect the health and well-being of its employees and contractors, their families, and the local communities. This includes temporarily suspending operations at its Island Gold mine given the unique set-up of the operation with both a large local community and fly-in, fly-out workforce. The Company continues to closely monitor the situation and will institute additional measures as appropriate.
To date, operations at Young-Davidson and Mulatos have not been impacted. The Company is on track to achieve consolidated production guidance for the first quarter of 2020 of 105,000 to 110,000 ounces of gold.
“First and foremost, our focus is on ensuring we protect the health and safety of our employees and the communities in which we operate. At Island Gold, approximately half of our employees travel from various parts of Ontario and Quebec, while the other half are local residents. We have a very unique camp set-up at Island Gold, with the camp located directly within the town of Dubreuilville. For these reasons, we have decided that the best way to minimize the possible spread of the virus is to temporarily suspend the operation of the mine. This is a rapidly evolving situation and we will take further action based on the best available information,” said John A. McCluskey, President and Chief Executive Officer.
Temporary Suspension of Operations at Island Gold
The Island Gold mine is located southeast of the town of Dubreuilville and 83 kilometres northeast of Wawa in Northern Ontario. Approximately 50% of the workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly out basis from various other regions. To help prevent the potential spread of COVID-19 between these various communities, the Company will be scaling down activities over the next few days as part of a 14 day suspension of operations at Island Gold.
During this period, Island Gold will be placed on care and maintenance. A number of essential employees will remain on site to provide security, water management and other environmental protection activities.
Measures Taken Across all Operations
To date, operating activities at the Young-Davidson and Mulatos mines have not been impacted. The following measures have been instituted to prevent the potential spread of the virus:

•	Medical screening for all personnel upon entry to site for symptoms of COVID-19

•	Elimination of all non-essential business travel

TRADING SYMBOL: TSX:AGI NYSE:AGI

•	Required 14 day quarantine for any employees returning from out of country travel

•	Rigid camp and site hygiene protocols have been instituted and are being followed

•	Social distancing practises have been implemented to limit interactions to only within functional groups or crews

•	Restrictions on visitor site access to only essential personnel

•	Sponsored a service to provide hot meals to those in need within Dubreuilville, including anyone with health issues, facing economic challenges, those at risk and residents 65 years of age or older

We continue to monitor the situation and will take additional measures as appropriate to protect the health and well-being of our employees, contractors and communities.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “on track”, “believe”, “possible”, “potential”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
This news release contains forward-looking statements, including specifically with respect to measures the Company has instituted to prevent the spread of COVID-19 at or near its mine sites. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release, but are not limited to: operations may be exposed to widespread pandemic; provincial and federal orders (including with respect to mining operations generally or auxiliary businesses or services required for our operations); changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability and other operating or technical difficulties, and disruptions in the maintenance or provision of required infrastructure and information technology systems. In addition, fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance,; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; any decision to declare a dividend; employee and community relations; labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and

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TRADING SYMBOL: TSX:AGI NYSE:AGI

hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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